Exhibit 99.1

ELTEK LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. Dollars in thousands

UNAUDITED

INDEX

Page

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	F-2 - F-3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	F-4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY	F-5 - F-6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	F-7 - F-8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-9 - F-17

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2023	2022
		Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	3	8,330	7,366
Trade receivables (net of allowance for doubtful accounts of $310 and $162 at June 30, 2023 and December 31, 2022, respectively)		11,383	10,116
Inventories	4	5,688	5,130
Other accounts receivable and prepaid expenses		1,059	786

Total current assets		26,460	23,398

LONG-TERM ASSETS:

Severance pay fund		56	59
Restricted deposit		-	202
Long-term tax receivables		857	899
Deferred tax asset, net		951	1,597
Operating lease right-of-use assets		6,742	7,156

		8,606	9,913

Property and equipment, net		6,399	7,674

Total long-term assets		15,005	17,587

Total assets		41,465	40,985

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		June 30,	December 31,
	Note	2023	2022
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of long-term debt		-	702
Trade payables		4,690	4,793
Other accounts payable and accrued expenses		6,352	4,133
Short-term operating lease liabilities		788	846

Total current liabilities		11,830	10,474

LONG-TERM LIABILITIES:

Long-term debt, excluding current maturities		-	2,768
Accrued severance pay		288	280
Long-term operating lease liabilities		6,058	6,443

Total long-term liabilities		6,346	9,491

COMMITMENTS AND CONTINGENT LIABILITIES	5	-	-

SHAREHOLDERS' EQUITY:	6
Share capital -
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at June 30, 2023 and December 31, 2022; Issued and outstanding: 5,907,715 shares at June 30, 2023 and 5,849,678 shares at December 31, 2022		5,353	5,305
Additional paid-in capital		23,113	22,862
Foreign currency translation adjustments		140	1,189
Capital reserves		1,681	1,537
Accumulated deficit		(6,998)	(9,873)

Total shareholders' equity		23,289	21,020

Total liabilities and shareholders' equity		41,465	40,985

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Note	Six months ended June 30,		Three months ended June 30,
		2023	2022	2023	2022
		Unaudited

Revenues	7	22,513	18,844	11,043	9,089
Cost of revenues		16,546	15,205	8,091	7,411

Gross profit		5,967	3,639	2,952	1,678

Operating expenses:
Research and development, net		24	44	15	26
Selling, general and administrative		2,960	2,598	1,543	1,306

Operating income		2,983	997	1,394	346
Finance income, net		477	732	190	611

Income before income taxes		3,460	1,729	1,584	957
Taxes on income	8	585	344	271	204

Net income		2,875	1,385	1,313	753

Other comprehensive income (loss):
Foreign currency translation adjustments		(1,049)	(2,352)	(468)	(1,930)

Total comprehensive income (loss)		1,826	(967)	845	(1,177)

Basic and diluted income per ordinary share		0.49	0.24	0.22	0.13

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of April 1, 2023	5,849,678	5,305	22,862	608	1,609	(8,311)	22,073

Share-based compensation	-	-	-	-	72	-	72
Exercise of stock options	58,037	48	251	-	-	-	299
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(468)	-	-	(468)
Net income	-	-	-	-	-	1,313	1,313

Balance as of June 30, 2023	5,907,715	5,353	23,113	140	1,681	(6,998)	23,289

Balance as of April 1, 2022	5,849,678	5,305	22,862	3,294	1,340	(11,441)	21,360
Share-based compensation	-	-	-	-	64	-	64
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(1,930)	-	-	(1,930)
Net income	-	-	-	-	-	753	753

Balance as of June 30, 2022	5,849,678	5,305	22,862	1,364	1,404	(10,688)	20,247

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

			Company's shareholders
	Ordinary shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Capital reserves	Accumulated deficit	Total

Balance as of January 1, 2023	5,849,678	5,305	22,862	1,189	1,537	(9,873)	21,020

Share-based compensation	-	-	-	-	144	-	144
Exercise of stock options	58,037	48	251	-	-	-	299
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(1,049)	-	-	(1,049)
Net income	-	-	-	-	-	2,875	2,875

Balance as of June 30, 2023	5,907,715	5,353	23,113	140	1,681	(6,998)	23,289

Balance as of January 1, 2022	5,840,357	5,296	22,846	3,716	1,287	(12,073)	21,072
Share-based compensation	-	-	-	-	117	-	117
Exercise of stock options	9,321	9	16	-	-	-	25
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(2,352)	-	-	(2,352)
Net income	-	-	-	-	-	1,385	1,385

Balance as of June 30, 2022	5,849,678	5,305	22,862	1,364	1,404	(10,688)	20,247

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,875	1,385

Adjustments required to reconcile net income to net cash flows provided by operating activities:
Depreciation	630	880
Share-based compensation	144	117
Changes in deferred income tax assets, net	566	335
Increase (decrease) in employee severance benefits, net	22	-
Decrease (increase) in trade receivables, net	(1,784)	(2,300)
Decrease (increase) in operating lease right-of-use assets	575	145
Increase (decrease) in operating lease liabilities	(597)	(149)
Decrease (increase) in other receivables and prepaid expenses	(311)	83
Decrease (increase) in inventories	(809)	(731)
Increase (decrease) in trade payables	105	786
Increase (decrease) in other liabilities and accrued expenses	1,477	302

Net cash provided by operating activities	2,893	853

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(711)	(615)
Insurance Proceeds	2,000	-
Restricted deposits	192	(1)

Net cash used in investing activities	1,481	(616)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	299	25
Repayment of long-term loans	(3,348)	(258)
Repayment of property and equipment payables	-	(7)

Net cash used in financing activities	(3,049)	(240)

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022

Effect of exchange rate on cash and cash equivalents	(361)	(1,034)

Increase (decrease) in cash and cash equivalents	964	(1,037)
Cash and cash equivalents at the beginning of the year	7,366	9,283

Cash and cash equivalents at end of the year	8,330	8,246

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:

Cash paid during the period for:
Interest	81	30

The accompanying notes are an integral part of these consolidated financial statements.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	DESCRIPTION OF BUSINESS AND GENERAL

a.
General:

Eltek Ltd. ("the Company") was established in Israel in 1970, and its ordinary shares have been publicly traded on the NASDAQ Capital Market ("NASDAQ") since 1997. Eltek Ltd. and its subsidiaries (Eltek USA Inc. and Eltek Europe GmbH) are collectively referred to as "the Company". As of June 30, 2023, Eltek Europe GmbH is inactive.

The Company manufactures, markets and sells custom made printed circuit boards ("PCBs") including, high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe, North America and India.

The Company markets its products mainly to the medical device, defense and aerospace, industrial, telecom and networking equipment industries, as well as to contract electronic manufacturers.

The Company is controlled by Nistec Golan Ltd ("Nistec Golan"). Nistec Golan is controlled indirectly by Mr. Yitzhak Nissan, who owns, indirectly through Nistec Holdings Ltd., all of the shares of Nistec Golan (Nistec Holdings Ltd. and/or any of its subsidiaries are referred to as "Nistec").

b.
Financial covenants:

The Company is required to maintain certain financial covenants, including: (i) adjusted shareholders' equity (excluding certain intangible and other assets) equal to the greater of $4.5 million or 17% of its consolidated total assets; and (ii) a debt service ratio of 1.5. Debt service ratio is defined as the ratio of EBITDA to current maturities of long-term debt plus interest expenses. Compliance with the financial covenants is measured annually based on the Company’s annual audited financial statements. As of June 30, 2023 and December 31, 2022, the Company was in compliance with these covenants.

c.
Business risks and condition:

The Company’s business is subject to numerous risks including, but not limited to, the impact of currency exchange rates (mainly NIS/US$), the Company's ability to implement its sales and manufacturing plans, the impact of competition from other companies, the Company's ability to receive regulatory clearance or approval to market its products, changes in regulatory environment, domestic and global economic conditions and industry conditions, and compliance with environmental laws and regulations.

As of June 30, 2023, the Company's working capital amounted to $14.6 million, and its accumulated deficit amounted to approximately $7.0 million. The Company's liquidity position, as well as its operating performance, may be negatively affected by other financial and business factors, many of which are beyond its control.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2023 and for the six month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for a complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2022 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 29, 2023 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ended December 31, 2023.

NOTE 3:-	CASH AND CASH EQUIVALENTS

	June 30,	December 31,
	2023	2022
	Unaudited

Denominated in U.S. dollars	3,235	2,334
Denominated in NIS	3,498	2,620
Denominated in Euro	1,597	2,412

	8,330	7,366

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2023	2022
	Unaudited

Raw materials	2,247	2,201
Work-in-progress	2,985	2,468
Finished goods	456	461

	5,688	5,130

During the periods ended June 30, 2023 and June 30, 2022, the Company recorded inventory write-offs in the amounts of $192 and $126, respectively. Such write-offs were included in cost of revenues.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Pledges:

1.
The Company has pledged certain items of its equipment and the rights to any insurance claims on such items to secure its debts to banks, as well as placed floating liens on all of its remaining assets in favor of the banks.

2.	The Company has also pledged machines to secure its indebtedness to certain suppliers that provided financing for such equipment.

b.
Indemnification agreement:

The Company entered into indemnification agreements with each of its directors and officers and undertook to enter into the same agreement with future directors and officers. Such indemnification amount will not exceed: (i) the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted; or (ii) $3,000,000, whichever is greater.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

The Israeli Companies Law provides that an Israeli company cannot exculpate an officer holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an officer from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

The Company's articles of association allow it to exculpate any officer holder from his or her liability for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

c.
Contingent Liabilities:

Environmental Related Matters

In March 2019, representatives of the Ministry of Environmental Protection inspected the Company's premises and issued a warning related to an alleged breach of the Clean Air Law and a warning related to the Hazardous Materials Law (1993). On July 18, 2022, the Company received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.1 million for an alleged breach of the Hazardous Materials Law (1993). The Company paid the penalty during 2023.

In January 2023, the Company received a notification from the Ministry of Environmental Protection about its intention to impose a penalty of approximately $0.6 million for an alleged breach of the Clean Air Law during the years 2019-2020. The Company has filed a request to reduce the amount of the penalty in accordance with the provisions of the Clean Air Law. In August 2023, the Ministry of Environmental Protection notified the Company that it has rejected the Company's request. The Company recorded a provision in the total amount of the penalty. The Company is considering filing an administrative appeal in regard to the Ministry of Environmental Protection decision.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

Employee related matters

In May 2008, June 2019 and November 2019, lawsuits were filed by three employees alleging that they had suffered personal injuries during their employment and they are seeking aggregate financial compensation of approximately $ 121 for past damages and additional amounts for future lost income, pain and suffering as the court may determine.

In January 2011 and December 2019, five additional employees notified the Company that they allegedly suffered personal injuries during their employment with the Company. Of these five employees, two are seeking compensation of $1.7 million and the others did not state their claim amount.

The above-mentioned claims were submitted to the Company’s insurance company, which informed the Company that it is reviewing the statements of claim without prejudicing its rights to deny coverage.

During the period February 2019 through October 2020, two former employees filed lawsuits seeking additional payments in connection with their employment with the Company and subsequent termination. The aggregate amount claimed in the two lawsuits is approximately $345. The Company recorded a provision according to its legal advisor's opinion.

NOTE 6:-	SHAREHOLDERS' EQUITY

Stock Option Plan:

The Company’s 2018 Share Incentive Plan (the "Plan") authorizes the grant of options to purchase shares and restricted shares units (“RSUs”) to officers, employees, directors and consultants of the Company and its subsidiaries. Awards granted under the Plan to participants in various jurisdictions may be subject to specific terms and conditions for such grants as may be approved by the Company’s board from time to time.

Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option or the expiration dates of the option plan. The options primarily vest gradually over four years of employment.

As of June 30, 2023 options to purchase 337,134 ordinary shares were outstanding under the Plan, exercisable at an average exercise price of $5.07 per share. The share-based compensation expense related to employees' equity-based awards, recognized during the six months ended June 30, 2023 and 2022 was $144 and $117, respectively

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS' EQUITY (CONT.)

A summary of employee option activity under the Plan as of June 30, 2023 and changes during the six months period ended June 30, 2023 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual life (in months)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2023	395,171	5.25	95	1
Exercised	58,037	5.15	-	-
Forfeited	-	-	-	-

Outstanding at June 30, 2023	337,134	5.07	91	1,442

Exercisable at June 30, 2023	193,046	4.90	86	859

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the second quarter of fiscal 2023 and the exercise price, multiplied by the number of in-the-money options). This amount changes based on the fair market value of the Company's share. As of June 30, 2023, there was approximately $527 of unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's share option plans. This cost is expected to be recognized over a period of up to 4 years.

NOTE 7:-	ENTITY WIDE DISCLOSURES

a.	Customers who accounted for over 10% of the total consolidated revenues:

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
	Unaudited

Customer A - sales of manufactured products	14.4%	20.2%	13.5%	17.9%
Customer B - Sales of manufactured products	11.0%	9.8%	11.9%	9.3%

b.	Revenues by geographic areas:

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
	Unaudited

Israel	11,548	10,808	6,332	5,314
North America	2,911	3,708	1,826	1,773
Netherlands	2,884	1,402	1,187	618
India	3,222	1,366	908	752
Others	1,948	1,560	790	632

	22,513	18,844	11,043	9,089

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	TAXES ON INCOME

a.
Deferred tax assets and liabilities:

The Company has net operating loss carryforwards for tax purposes of approximately $10.4 million, which may be carried forward indefinitely for which deferred tax assets was created.

b.
Reconciliation of the theoretical income tax expense to the actual income tax expense:

For the six months period ended June 30, 2023 and 2022 the main differences between the theoretical tax expenses (statutory tax rate of 23%) and the actual tax expenses are tax benefit arising from "Preferred enterprises" and non-deductible items and others.

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS

Nistec, the controlling shareholder of the Company, is also a customer of the Company. The Company sells products to Nistec, pays management fees to Nistec, purchases certain services from Nistec and shares certain expenses with Nistec, for services that it acquires jointly with Nistec. The Company's transactions with Nistec were carried out on an arm's-length basis.

a.	Balances with related parties:

	Six months ended June 30,	Year ended December 31,
	2023	2022
	Unaudited

Trade accounts receivable	190	151
Trade accounts payable	277	30

b.	Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
	Unaudited

Revenues	419	260	182	82
Purchases, selling, general and administrative expenses	365	263	288	78

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

PCB purchases by Nistec - Nistec purchases PCBs from the Company solely to provide assembled boards to its customers. The Company sells to Nistec based on its standard pricing, which may be subject to a discount of up to ten percent (10%). Should the order be for PCBs imported by the Company, the quote reflects the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). Should the order be for PCBs from excess inventory of an original order, the quote will reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actually paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount will apply only to orders from excess inventory of the first original order of a specific PCB (i.e., should a second order of a specific PCBs generate any excess inventory, and Nistec would like to purchase such excess, the Excess Inventory Discount will not be applied to such purchase).

Soldering and assembly services - The Company may acquire soldering services and/or purchase services from Nistec. Nistec’s pricing for its soldering services will be its standard pricing (the “Pricing”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Pricing will be negotiated by the parties in good faith (without participation of Mr. Nissan, the Company's controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products. In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCBs, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance with its standard pricing for such services, less a five percent (5%) discount. The Company’s purchases of services under the Soldering, Assembly and Design Services Procedure may not exceed NIS 300 per annum.

Managements fees - In September 2019, the Company's Audit Committee, Compensation Committee and Board of Directors, as applicable, approved the terms of the amended Management Agreement. This amended Management Agreement was approved by the Company's shareholders in the annual general meeting, held on December 5, 2019. Nistec is entitled to a monthly management fee of NIS 90 ($28).

Subject to Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, Mr. Nissan receives reimbursement of travel expenses (other than food and beverage expenses) while traveling internationally on behalf of the Company, provided that such reimbursement will not exceed an aggregate amount of NIS 10,000 ($2,700) per calendar quarter. Mr. Nissan is reimbursed for food and beverage expenses while traveling internationally on behalf of the Company, against receipts, in accordance with the Israeli Income Tax Regulations (Deduction of Certain Expenses) 1972.

ELTEK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS (CONT.)

In addition, the Company's shareholders in the annual general meetings held on December 5, 2019, October 29, 2020 and August 31, 2022 approved the following:

a.	The extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan.
b.	The extension of the Exculpation Letter for an additional three (3) year period
c.	The application of the Company’s directors and officers' liability insurance policy with respect to Mr. Yitzhak Nissan
d.	The revised terms of employment of Yitzhak Nissan's daughter who is employed by the Company as a special project manager.

NOTE 10:-	SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Company's Board of Directors approved the grant of 117,000 options to officers and employees of the Company. The options are in accordance with the Company's 2018 plan and have an exercise price of $9.11 per share. 33,000 options are subjected to the approval of shareholders at our Annual General Meeting to be held during September 2023.

In addition, the Board has approved grants of 10,000 options to each of its five Board members. The grants will be effective as of October 6, 2023, and are subject to the approval of shareholders at our Annual General Meeting to be held during September 2023. The exercise price will be determined based on the average price of the Company's shares during the 30-day period prior to October 6, 2023. The options are in accordance with the Company's 2018 option plan.